Exhibit 99.1

ASX Announcement Wednesday 23 November 2022

ADVANCED HUMAN IMAGING LTD RECEIVES DEFICIENCY LETTER FROM NASDAQ

On 17 November 2022, Advanced Human Imaging Ltd (ASX: AHI) (Nasdaq: AHI) (“AHI or the Company”) received a deficiency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”) for not filing its annual report on Form 20-F for the year ended 30 June 2022 with the Securities and Exchange Commission (“SEC”) in the USA, within the required time frame. The Company will regain compliance with the Rule, when it lodges its Form 20-F with the SEC for the year ended 30 June 2022. The Company continues to trade on NASDAQ.

The non-compliance was due to a requirement for AHI to have an independent valuation on the investment the Company made in Triage Technologies Inc.(“Triage”), in order to lodge an unqualified Audit Report in the Form 20-F with the SEC for the year ended 30 June 2022.

The valuation was performed by Mr Richard W. Evans from RwE Growth Partners, Inc (“RwE’). Mr Evans is a member of the Canadian Institute of Chartered Business Valuators and a member of the American Society of Appraiser. In performing their valuation of Triage, RwE used the discounted cash flow (“DCF”) method. The DCF method is an income-based valuation technique where it views the collection of business assets as a stream of future earnings arising from its potential to generate revenue from its unique assembly of tangible and intangible operating investments. The fair market value of this earnings stream is determined by applying a weighted average cost of capital to the debt free, discretionary cash flow. The valuation has now been completed and as such the Company is currently updating its financial statements for the year ended 30 June 2022. The Company is working with its Auditors to update the records and have all filing concluded after Thanksgiving in the USA.

This change to the Triage provision for impairment at 30 June 2022, will also necessitate a revision to the Company’s 2022 Annual Report, which was lodged with the ASX pre-opening on 13 October 2022. The Company is currently working with its Auditors to finalise this revison, for lodgement with the ASX as soon as possible.

The notification has no immediate effect on the listing of the Company’s common stock on Nasdaq. This announcement has been approved for release by the Company’s Board of Directors.

About Advanced Human Imaging Ltd.

AHI, incorporated under the laws of the Commonwealth of Australia, has developed and patented a proprietary dimensioning technology that enables users to check, track, and assess their dimensions and body composition using only a smartphone privately and accurately. The company has expanded its capabilities with the inclusion of Transdermal Optical Imaging (TOI), allowing the capture of vital signs. The combination of the proprietary suite delivers a unique risk assessment tool empowering users to check, track and action better health outcomes. Whether a personal journey to better health, understanding the risk associated with physical condition, tracking the changes they are experiencing through training, dieting, or under medical regimes, through early risk identification. The AHI technology delivers this seamlessly, privately, and cost-effectively in only a few minutes.

AHI has developed this capability by leveraging the on device computational power of a smartphone to power its Computer Vision, Machine Learning, and patented algorithms, to process these images on secure, enterprise- level infrastructure, delivering an end-to-end experience that is unrivalled in the industry. AHI simplifies the collection of these vital measurements and removes the human error present in traditional methods. To learn more, visit https://www.ahi.tech/.

For more information contact:

Simon Durack

Company Secretary & Chief Financial Officer

Advanced Human Imaging Ltd

E: admin@ahi.tech